UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 2-39621

UNITED FIRE GROUP 401(k) PLAN

(Full title of the plan)

United Fire & Casualty Company

(Name of issuer of the securities held pursuant to the plan)

118 Second Avenue SE

Cedar Rapids, IA 52407

(Address of principal executive office)

United Fire Group 401(k) Plan

Report of Independent Registered Public Accounting Firm

Trustees and Participants

United Fire Group 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the United Fire Group 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Fire Group 401(k) Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

June 26, 2008

United Fire Group 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
Investments:
Participant-directed investments, at fair value	$33,989,895	$30,182,915
Participant loans	157,130	170,473
Total investments	34,147,025	30,353,388

Receivables:
Contribution receivable from plan sponsor	-	81,440
Dividend receivable from plan sponsor	75,233	13,410
Total receivables	75,233	94,850

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$34,222,258	$30,448,238

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,345)	53,867

NET ASSETS AVAILABLE FOR BENEFITS	$34,208,913	$30,502,105

See accompanying notes to financial statements.

United Fire Group 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS

Investment income	$2,419,425

Contributions:
Participant	2,994,172
Rollover	125,617
Total contributions	3,119,789

Net realized and unrealized depreciation on fair value of investments	(308,418)

Total additions	$5,230,796

DEDUCTIONS

Benefit payments and withdrawals	$1,519,310
Administrative expenses	4,678
Total deductions	1,523,988

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	$3,706,808

NET ASSETS AVAILABLE FOR BENEFITS:
AT BEGINNING OF YEAR	$30,502,105
AT END OF YEAR	$34,208,913

See accompanying notes to financial statements.

United Fire Group 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1.	DESCRIPTION OF PLAN

The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all employees of the United Fire Group who have at least one hour of service and have attained age 21. The United Fire Group is comprised of United Fire & Casualty Company and its wholly owned subsidiaries: United Life Insurance Company, Lafayette Insurance Company, Addison Insurance Company, American Indemnity Financial Corporation, United Fire & Indemnity Company and Texas General Indemnity Company; and its affiliate United Fire Lloyds (collectively the “Companies”). United Fire & Casualty Company serves as the Plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may elect to contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary reduction. Participants have the option to contribute either through pretax 401(k) contributions, Roth 401(k) contributions or a combination of the two.

The Plan also provides for discretionary contributions by the participating employers to the Plan in such amounts as the Board of Directors of each of the Companies shall direct. No contributions have been made by any of the Companies since the inception of the Plan.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) discretionary contributions, if any, and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings, losses or account balances, as defined in the Summary Plan Description. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers seventeen mutual funds, six common collective trusts, and a self-directed account in which participants have access to a money market fund.

Vesting – Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the remainder of the participant account balances is based on years of continuous service with full vesting after two years. A participant with less than two years of credited service is not vested except in the event of the participant’s death or disability while employed by the Companies, at which time the participant becomes 100 percent vested. Because no contributions by participating employers have been made since the inception of the Plan, there have been no unvested account balances since the inception of the Plan.

Forfeitures – Upon termination, the nonvested portion of a participant’s account balance is forfeited. Forfeitures are to be used to first reduce the Plan’s ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. Because there have been no unvested account balances since the inception of the Plan, there were no forfeited account balances included in the Plan’s net assets available for benefits at December 31, 2007 or 2006.

Participant Loans – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except for the purpose of acquiring the person’s personal residence for which the term is commensurate with local prevailing terms, as determined by the Companies. The loans are secured by the balance in the participant’s account and bear interest at a rate determined at the time of each loan by Charles Schwab Trust Company, who serves as the Plan custodian. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested account or installment payments over a fixed period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement. Additionally, prior to separation from service, participants are eligible for an in-service withdrawal after they have reached the age of 59 ½.

If a benefit payment is distributed to the participant by check and remains unsettled after 180 days, the participant must contact the Plan administrator to have the check reissued. If the participant cannot be located and the amount is over $5,000, the check is cancelled and an account is reestablished for the participant. If the participant cannot be located and the amount is less than $5,000, the check is cancelled and the funds are forfeited back to the Plan.

Administrative Expenses – The Plan’s administrative expenses are paid by either the Plan or the Companies, as provided by the Summary Plan Description. The Companies paid substantially all administrative expenses for 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.

The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Standard – In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands the disclosure requirements regarding fair value measurement. Where applicable, SFAS No. 157 simplifies and codifies previously issued guidance on fair value. Although SFAS No. 157 does not require any new fair value measurements, its application may, in certain instances, change current practice. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 effective January 1, 2008, will not have any impact on the amounts reported in the Plan’s financial statements. However, we are currently evaluating the impact that the adoption of SFAS No. 157 will have on the disclosures made in the Plan’s financial statements.

Valuation of Participant-Directed Investments at Fair Value and Participant Loans – As required under GAAP, investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in fully benefit-responsive investment contracts through the Schwab Stable Value Fund, which is a common collective trust. Accordingly, the accompanying statement of net assets available for benefits presents the fair value and the corresponding adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Schwab Stable Value Fund, as well as all other common collective trusts, is based on information reported by the issuer of the respective common collective trust at year-

end. The contract value of the Schwab Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investments in mutual funds are stated at fair value based on quoted market prices reported on recognized securities exchanges on the last business day of the year, which represents the net asset values of shares held by the Plan at the reporting date. Amounts held in the money market fund are stated at cost, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded as of the trade date.

Contributions – Participant contributions are made through payroll deductions and recorded in the period the deductions are made.

Withdrawals – Participant withdrawals are recorded upon distribution.

3.	INVESTMENTS

The Charles Schwab Trust Company serves as the trustee of the Plan and the custodian of the Plan’s assets. The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at fair value as of December 31, 2007 and 2006 are as follows:

Identity of Issuer	Description of Investment	Shares	2007	2006
Artisan Funds	Artisan International Fund	117,721 shares at December 31, 2007	$3,517,504	$2,910,486
		100,396 shares at December 31, 2006

Dodge & Cox Funds	Dodge & Cox Balanced Fund	21,499 shares at December 31, 2007	1,741,419	1,704,795
		19,577 shares at December 31, 2006

First Eagle of America, Inc.	First Eagle Fund of America	67,948 shares at December 31, 2007	1,783,635	1,635,029
		62,958 shares at December 31, 2006

First Eagle of America, Inc.	First Eagle Overseas Fund	75,828 shares at December 31, 2007	1,757,684	1,692,095
		67,468 shares at December 31, 2006

American Funds	Growth Fund of America	100,911 shares at December 31, 2007	3,406,746	2,907,401
		89,020 shares at December 31, 2006

JP Morgan Asset Management	JP Morgan Diversified	75,266 shares at December 31, 2007	1,764,239	1,477,464
	Mid Cap Growth	63,221 shares at December 31, 2006

Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	263,810 shares at December 31, 2007	2,820,132	2,832,147
		272,847 shares at December 31, 2006

Charles Schwab & Co., Inc.*	Schwab S&P 500 Investment	83,433 shares at December 31, 2007	1,888,089	1,824,326
	Shares	83,531 shares at December 31, 2006

Selected Funds	Selected American Fund	57,440 shares at December 31, 2007	2,744,466	2,706,127
		58,752 shares at December 31, 2006

T Rowe Price	T Rowe Price Mid Cap Value	100,026 shares at December 31, 2007	2,246,573	2,541,442
		99,978 shares at December 31, 2006

Charles Schwab & Co., Inc.*	Schwab Stable Value Fund	284,538 shares at December 31, 2007	4,956,046	4,136,626
	Retire Cl	252,031 shares at December 31, 2006

*Indicates a party-in-interest to the Plan.

The Plan recorded realized and unrealized appreciation or depreciation on the fair value of its investments for the year ended December 31, 2007 as follows:

Identity of Issuer	Description of Investment	Appreciation/ (Depreciation)
Mutual Funds
Artisan Funds	Artisan International Fund	$108,812

Century Shares Trust Co.	Century Shares Trust	(42,801)

Cohen & Steers Capital Mgmt.	Cohen & Steers Realty Shares	(256,386)

Columbia Funds	Columbia Acorn Fund CL Z	(17,284)

Dodge & Cox Fund	Dodge & Cox Balanced Fund	(125,928)

First Eagle of America, Inc.	First Eagle Fund of America	13,268

First Eagle of America, Inc.	First Eagle Overseas Fund	(117,952)

Gabelli Asset Management, Inc.	Gabelli Westwood Balanced Fund	1,114

American Funds	Growth Fund of America	102,302

American Funds	High Income Trust R4	(20,931)

JP Morgan Asset Management	JP Morgan Diversified Mid Cap Growth	4,974

Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	(32,634)

Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	82,041

Selected Funds	Selected American Fund	104,099

T Rowe Price	T Rowe Price Mid Cap Value	(251,609)

Charles Schwab & Co., Inc.*	Schwab S & P 500 Investment Shares	66,076

United Fire & Casualty Company*	United Fire Stock Fund	(143,359)

Common Collective Trusts
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Retire Cl	203,412

Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2010	8,608

Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2020	2,014

Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2030	2,490

Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2040	1,396

Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2050	(140)
*Indicates a party-in interest to the Plan		$(308,418)

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the accounts of each affected participant become fully vested.

5.	FEDERAL INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated November 27, 2001 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2006-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

United Fire Group 401(k) Plan

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

Identity of Issuer	Description of Investment	Shares	Current Value
Mutual Funds
Artisan Funds	Artisan International Fund	117,721	$3,517,504
Century Shares Trust Co.	Century Shares Trust	9,092	206,385
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty Shares	8,226	483,686
Columbia Funds	Columbia Acorn Fund CL Z	36,098	1,068,857
Dodge & Cox Fund	Dodge & Cox Balanced Fund	21,499	1,741,419
First Eagle of America, Inc.	First Eagle Fund of America	67,948	1,783,635
First Eagle of America, Inc.	First Eagle Overseas Fund	75,828	1,757,684
Gabelli Asset Management, Inc.	Gabelli Westwood Balanced Fund	36,042	420,974
American Funds	Growth Fund of America	100,911	3,406,746
American Funds	High Income Trust R4	26,004	308,408
JP Morgan Asset Management	JP Morgan Diversified Mid Cap Growth	75,266	1,764,239
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	17,680	427,314
Pacific Investment Mgmt Co LLC	PIMCO Total Return Fd Cl D	263,810	2,820,132
Selected Funds	Selected American Fund	57,440	2,744,466
T Rowe Price	T Rowe Price Mid Cap Value	100,026	2,246,573
Charles Schwab & Co., Inc.*	Schwab S & P 500 Investment Shares	83,433	1,888,089
United Fire & Casualty Company*	United Fire Stock Fund	134,238	1,040,194

Common Collective Trusts
Charles Schwab & Co., Inc.*	Schwab Stable Value Fund Retire Cl	284,538	4,942,701
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2010	36,972	583,790
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2020	10,698	187,219
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2030	9,200	173,696
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2040	5,763	111,523
Charles Schwab & Co., Inc.*	Schwab Managed Retirement 2050	1,437	14,329

Personal Choice Retirement Accounts
Charles Schwab & Co., Inc.*	Schwab — Personal Choice Accounts		336,987

Total participant-directed investments, at contract value			$33,976,550

Participant loans (maturing 2008 through 2020 at interest rates ranging from 5% - 9.25%)			157,130

Total assets held for investment purposes			$34,133,680

*Indicates a party-in-interest to the Plan.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan

Date: June 26, 2008
By:	/s/ Randy A. Ramlo
Randy A. Ramlo
President and Chief Executive Officer